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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

British Airways plc
-------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------
(Title of Class of Securities)


110419306**
--------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The CUSIP number provided is assigned to the American Depository Shares representing the shares of common stock of the Issuer. The positions reported herein by the Reporting Persons are held in the form of ordinary shares of common stock, 3000 shares of which are held through American Depository Receipts.

Page 2 of 7 Pages


CUSIP NO.  110419306               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mercury Asset Management Group Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

45,208,094

7. SOLE DISPOSITIVE POWER

45,208,094

8. SHARED DISPOSITIVE POWER

NONE

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,208,094 (ownership disclaimed pursuant to Section 13d-4 of the 1934
Act)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.2%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 7 Pages

CUSIP NO.  110419306                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mercury Asset Management Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

45,208,094

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

45,208,094

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,208,094

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.2%

12. TYPE OF REPORTING PERSON*

IA, PN

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 7 Pages

		    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
	    --------------

	    British Airways plc (the "Company")


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

	    Speedway House
	    Heathrow Airport, London
	    Hounslow  TWB2JA
          United Kingdom

ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Mercury Asset Management Group Ltd.
          Mercury Asset Management Ltd.

ITEM 2 (b)  Address of Principal Business Office or, if none,
Residence:
	    -----------------------------------------------------------

	33 King William Street
      London EC4R9AS
	England

ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

See Cover Page

Page 5 of 7 Pages


ITEM 3

Mercury Asset Management Group Ltd. is a parent holding company in accordance with section 240.13d-1(b)(ii)(G). Mercury Asset Management Ltd. is a wholly owned subsidiary of Mercury Asset Management Group Ltd. and is a corporation primarily engaged in the business of managing portfolio investments for its investment clients.


ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose of or direct the disposition of:

	  See Item 8 of Cover Pages



ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X].

Page 6 of 7 Pages


ITEM 6  Ownership of More than Five Percent on Behalf of Another
Person.
	---------------------------------------------------------------

  Not applicable


ITEM 7   Identification and Classification of the Subsidiary Which
	 ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding
Company.

The relevant subsidiary of Mercury Asset Management Group Ltd. Is:
Mercury Asset Management Ltd., a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organized under the laws of England.


ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable



ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable


ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 7 of 7 Pages


Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 9, 1998


Mercury Asset Management Group Ltd.

/s/ Ira P. Shapiro
-----------------------------
Name:  Ira P. Shapiro
Title:  Attorney-In-Fact*


Mercury Asset Management Ltd.

/s/ Ira P. Shapiro
-------------------------
Name:  Ira P. Shapiro
Title Attorney-In-Fact**


-----------------------------------
*Signed pursuant to a power of attorney, dated November 6, 1998, included as exhibit A to this Schedule 13G.

**Signed pursuant to a power of attorney, dated November 6, 1998, included as exhibit B to this Schedule 13G.


EXHIBIT "A"

POWER OF ATTORNEY



The undersigned, Mercury Asset Management Group Ltd, a corporation duly organised under the laws of England and Wales, with its principal place of business at 33 King William Street, London EC4R 9AS, does hereby make, constitute and appoint, Philip L Kirstein, Michael J Hennewinkel,
 Ira P Shapiro and Thomas D Jones, III, acting severally, each of whose address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, as its true and lawful attorneys-in-fact, for its and in its name, place and stead to execute and cause to be filed and/or delivered, as required under
 Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 6th day of November, 1998


Mercury Asset Management Group Ltd

By: __/s/ S.J. Baxter______________________________________
Title:  Director


By: _/s/ Ian Barby_______________________________________
Title: Director & Chairman






EXHIBIT "B"

POWER OF ATTORNEY



The undersigned, Mercury Asset Management Ltd, a corporation duly organised under the laws of England and Wales, with its principal place of business at 33 King William Street, London EC4R 9AS, does hereby make, constitute and appoint, Philip L Kirstein, Michael J Hennewinkel, Ira P Shapiro and Thomas D Jones, III, acting severally, each of whose address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, as its true and lawful attorneys-
in-fact, for its and in its name, place and stead to execute and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-(d)
under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present.
  This Power of Attorney shall remain in effect until revoked, in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 6th day of November, 1998


Mercury Asset Management  Ltd

By: _/s/  David J. Causer_______________________________________
Title:   Director


By: __/s/ Charles Farquharson______________________________________
Title:  Director